

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 18, 2011

Frank Calderoni
Executive Vice President and Chief Financial Officer
Cisco Systems, Inc.
170 West Tasman Drive
San Jose, CA 95134-1706

     Re: **Cisco Systems, Inc.**
           Form 10-K for the Fiscal Year Ended July 31, 2010
           Filed September 21, 2010
           File No. 000-18225

Dear Mr. Calderoni:

     We have completed our review of your Form 10-K and related filings have no further comments at this time on the specific issues raised.

                      Sincerely,

                      /s/ Kathleen Collins

                      Kathleen Collins
                      Accounting Branch Chief